Exhibit A
CERAGON NETWORKS LTD.

___________________________________________

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

___________________________________________

TO BE HELD ON SEPTEMBER 6, 2023

Dear Shareholder,

Notice is hereby given that the 2023 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Wednesday, September 6, 2023 at 4:00 PM (Israel time), at the offices of the Company located at 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel (Telephone number: + 972-3-543-1596). The following matters are on the agenda for the Meeting (collectively, the “Proposals”):
1.
To elect Ms. Yael Shaham to serve on the Board of Directors of the Company (the “Board”) for a term of approximately one (1) year ending on the date of the next annual general meeting that will be held in 2024;

2.	To approve a grant of options to each of the Company’s non-executive directors, as part of their compensation for service as such;

3.	To approve the renewal of the Company's Executives & Directors Compensation Policy and an amendment thereof;

4.	To approve certain compensation terms for the Company’s Chief Executive Officer: an annual cash bonus plan and an equity grant for 2023; and

5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2023 and for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Our Board unanimously recommends that you vote “FOR” each of the Proposals.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022. This item will not involve a vote of the shareholders.

Only shareholders of record at the close of business on Tuesday, August 1, 2023, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to receive notice of, and to vote at, the Meeting (including any postponements or adjournments thereof).

Proposals 1, 2 and 5 require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter.

Proposals 3 and 4 require the affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy and voting on the applicable matter; provided that, the majority of the shares voted in favor of the said proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above that voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company (“Disinterested Majority”), as described in more detail under Proposal 3 and Proposal 4.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy card and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience and in any event no later than 4:00 PM (Israel time) on Tuesday, September 5, 2023. Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and you will have the right to revoke your proxy any time before it is exercised by following the procedures set forth in the Proxy Statement enclosed herein.

If you hold ordinary shares of the Company through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of market on Tuesday, August 1, 2023, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares of the Company in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares of the Company at the Meeting (or to appoint a proxy to do so).

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (“SEC”) on a Report on Form 6-K as promptly as practicable.

Joint holders of shares should note that, pursuant to Article 69(b) of the Articles of Association of the Company (the “Articles”), a notice may be given by the Company to the joint holders of a share by giving notice to the first of the joint holders named in the Register of Shareholders with respect to the shares, and any notice so given shall be sufficient notice to the other joint holders of such share(s).

Joint holders of shares should also note that, pursuant to Article 32(d) of the Articles, the vote of the first of the joint holders named in the Register of Shareholders with respect to the share(s) will be accepted to the exclusion of the vote(s) of the other joint holder(s).

Two or more shareholders, present in person or by proxy, entitled to vote and holding together ordinary shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Wednesday, September 13, 2023, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

Shareholders may express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements must be submitted to the Company at its registered offices at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002, Attention: General Counsel, no later than Sunday, August 27, 2023. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Thursday, August 3, 2023. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the SEC, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website www.ceragon.com/investors or at our headquarters at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002, upon prior notice and during regular working hours (telephone number: +972- 3-543-1596) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares of the Company be represented and voted at the Meeting. Accordingly, after reading the Notice of Meeting of Shareholders and the Proxy Statement, please sign, date and mail the proxy card in the envelope provided. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.

We urge all of our shareholders to review our annual report for 2022 on Form 20-F filed with the SEC, which is available on our website at www.ceragon.com/investors or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

By Order of the Board of Directors,

Sincerely
 /s/  Ilan Rosen
Ilan Rosen, Chairman of the Board of Directors

July 27, 2023

ii

CERAGON NETWORKS LTD.

3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel
_______________________

PROXY STATEMENT
_______________________

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 6, 2023

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares” or “Shares”), of Ceragon Networks Ltd. (“we,” “Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of the Company of proxies for use at the Company’s 2023 Annual General Meeting of Shareholders (the “Meeting”), or at any postponements or adjournments thereof.

The Meeting will be held on Wednesday, September 6, 2023, at 4:00 PM (Israel time), at the offices of the Company, 3 Uri Ariav St., Bldg. A, 7th floor, Rosh Ha’ayin, Israel.

PURPOSE OF THE ANNUAL GENERAL MEETING

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To elect Yael Shaham to serve on the Board for a term of approximately one (1) year ending on the date of the next annual general meeting that will be held in 2024;

2.	To approve a grant of options to each of the Company’s non-executive directors, as part of their compensation for service as such;

3.	To approve the renewal of the Company's Executives & Directors Compensation Policy and amendment thereof;

4.	To approve certain compensation terms for the Company’s Chief Executive Officer: an annual cash bonus plan and equity grant for 2023; and

5.
To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2023 and for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors (with power of delegation to its Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Additionally, at the Meeting, shareholders will be provided with the opportunity to receive and consider the auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022. This item will not involve a vote of the shareholders.

We intend to hold the Meeting in person and all shareholders are cordially invited to attend the Meeting in person. However, we may decide to hold the Meeting virtually on the above date and time instead of in person, in which case an announcement of such change will be furnished with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K as promptly as practicable.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Tuesday, August 1, 2023, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting (including any adjournments or postponements thereof) (the “Record Date”). Each Ordinary Share issued and outstanding as of the close of market on the Record Date, is entitled to one vote on each of the Proposals to be presented at the Meeting.

QUORUM

Under our Articles, two or more shareholders, present in person or by proxy, entitled to vote and holding together Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will be rescheduled for the following week and accordingly, will stand adjourned until Wednesday, September 13, 2023, at the same time and place. At such adjourned Meeting, any two (2) shareholders present in person or by proxy, shall constitute a quorum.

 SHARES OUTSTANDING

As of July 25, 2023, we had 84,392,346 Ordinary Shares issued and outstanding (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares). American Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for the Ordinary Shares.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specification is made by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment. If no direction is indicated with respect to one or more of the resolutions on the proxy, the proxy will be voted “FOR” each such resolution. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, but they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date (but not less than twenty-four (24) hours prior to the time fixed for the Meeting); or (ii) voting in person at the Meeting.  However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a proxy is properly executed and received not less than twenty-four (24) hours prior to the time fixed for the Meeting, Ordinary Shares represented by such proxy will be voted in the manner described above. If you hold your shares in “street name” and do not provide your broker with voting instructions for the Meeting, your broker will not be permitted to vote your shares on non-routine proposals, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares.

Proxies for use at the Meeting are being solicited by the Board of Directors chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, electronic mail or other personal contact. We may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, we will pay the related costs. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to, and obtaining authority to execute proxies from, beneficial owners of Shares.

Shareholders may express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements must be submitted to the Company’s offices at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002, Attention: General Counsel, no later than Sunday, August 27, 2023. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.  Pursuant to the Companies Law, any shareholder or shareholders of the Company holding at least one percent (1%) of the voting rights of the Company (the “Proposing Shareholder(s)”) may request that the Board of Directors include a matter on the agenda of a General Meeting to be held in the future, provided that the Board of Directors determines that the matter is appropriate to be considered at a General Meeting (a “Proposal Request”). In order for the Board of Directors to consider a Proposal Request and whether to include the matter stated therein in the agenda of a General Meeting, notice of the Proposal Request must be timely delivered in accordance with applicable law, and the Proposal Request must comply with the requirements of the Articles and any applicable law and stock exchange rules and regulations. The Proposal Request must be in writing, signed by the Proposing Shareholder(s) making such request, delivered, either in person or by registered mail, postage prepaid, to the Company’s offices at 3 Uri Ariav st., PO Box 112, Rosh Ha’Ayin, Israel, 4810002 c/o General Counsel. To be considered timely, a Proposal Request must be received by Thursday, August 3, 2023.

In addition to any information required in accordance with applicable law, a Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such shares by the Proposing Shareholder(s) as of the date of the Proposal Request; (iii) the matter requested to be included on the agenda of a Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting, and a representation that the Proposing Shareholder(s) intend to appear in person or by proxy at the meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such: personal interest; (v) a description of all Derivative Transactions (as defined in the Articles) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. Furthermore, the Board of Directors, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of a Meeting, as the Board of Directors may reasonably require.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished with the SEC on a Report on Form 6-K.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of July 25, 2023, regarding: (i) all persons or entities known to the Company to beneficially own more than 5% of the Company’s Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Companies Law, of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s Ordinary Shares; and (iii) all Office Holders as a group.

The information contained herein has been obtained from the Company’s records or from information furnished by the individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Ordinary Shares.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

The SEC defines “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.  The “Number of Ordinary Shares Beneficially Owned” in the table below includes Ordinary Shares that may be acquired upon the (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to exercise of options or other rights (as set forth above) that are either currently exercisable or will become exercisable within sixty (60) days as of July 25, 2023. The Ordinary Shares that may be issued under these options are deemed to be outstanding for the purpose of determining the percentage owned by the person or group holding the options but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other person or group shown in the table.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned (1)
Greater than 5% Shareholders
Joseph D. Samberg (2)	8,280,000	9.81%
Zohar Zisapel (3)	7,167,174	8.49%
Office Holders
All Office Holders, including directors as a group	1,221,592	1.45%

(1)	Based on 84,392,346 Ordinary Shares issued and outstanding as of July 25, 2023 (this amount does not include 3,481,523 ordinary shares held by the Company as treasury shares).

(2)	Joseph D. Samberg’s address is 1091 Boston Post Road, Rye, NY 10580.

(3)
Zohar Zisapel passed away on May 19, 2023. His last address was 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. The Ordinary Shares held by Zohar Zisapel include (i) 3,694,986 Ordinary Shares held by Zohar Zisapel; (ii) 250,000 Ordinary Shares issuable upon the exercise of options granted to Mr. Zisapel exercisable as of July 25, 2023 or within 60 days thereafter; (iii) 1,101,245 Ordinary Shares held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zisapel’s family members; (iv) 18,717 Ordinary Shares held by RAD Data Communications Ltd., an Israeli company of which Mr. Zisapel was a principal shareholder and a director and of which Mr. Zisapel and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power; and (v) 2,102,226 Ordinary Shares held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zisapel’s family members. The number of Ordinary Shares beneficially held by Zohar Zisapel is to the best of the Company’s knowledge and is based on a Schedule 13D/A filed by Mr. Zisapel with the SEC on February 22, 2021, as updated by additional share ownership information provided to the Company by the shareholder’ representative and through the Israeli Companies Public Registry.

For information relating to the compensation of our five most highly compensated Office Holders with respect to the year ended December 31, 2022, please see “Item 6. Directors, Senior Management and Employees – B. Compensation - b) Individual Compensation of Office Holders” in our Annual Report for 2022, which was filed on Form 20-F with the SEC on May 1, 2023.

[1]
The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, the chief business officer, the vice chief executive officer, the deputy chief executive officer, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title, and any manager who is directly subordinated to the chief executive officer.

Results of the Annual Meeting

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published on a Form 6-K that we will file with the SEC after the Meeting.

Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at www.ceragon.com/investors. Information about the Meeting can also be found on the “Investor Relations” section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Assistance in Voting your Shares

If you have questions about how to vote your shares, you may contact Hadar Vismunski Weinberg, General Counsel at +972-3-543-1596.

PROPOSAL 1

ELECTION OF A DIRECTOR

Background

At the 2021 annual general meeting of the Company’s shareholders, held on July 19, 2021 (the “2021 AGM”), our shareholders approved the election of seven (7) directors to serve as members of the Board for a term of approximately three (3) years, ending on the date of the annual general meeting that will be held in 2024 (the “2024 AGM”). With the voluntary termination of service by Ms. Yael Langer, prior to the 2022 annual general meeting of the Company’s shareholders, held on October 3, 2022 (the “2022 AGM”), our shareholders approved the election of Ms. Efrat Makov to serve as director, in order to fill the vacancy created by the resignation of Ms. Langer, for a term of approximately two (2) years, ending on the date of the 2024 AGM.

Our Articles provide that the number of directors to serve on our Board shall be no less than five (5) and no more than nine (9) directors, unless otherwise resolved by our shareholders. The Board is currently comprised of six (6) directors, all of whom are serving terms that will expire at the conclusion of the 2024 AGM.

On May 19, 2023, Mr. Zohar Zisapel, our Chairman of the Board, passed away. Our Board elected Mr. Rosen to serve as our Chairman of the Board, in accordance with Section 48 to our Articles.

In accordance with Section 39(d) to our Articles, all directors shall be appointed together on the same annual general meeting, subject to any earlier termination of service, which shall be filled with an appointment of a substitute director for the remainder of such three-year term. Further, in accordance with Section 41 to our Articles, directors may be appointed in between the three-year terms only in case there is a vacancy on our Board, so that in case our Board is left with five (5) members or more, we are able to appoint new directors to fill any such vacancy at the following annual general meeting of shareholders.

Accordingly, we now seek our shareholder approval for the appointment of Ms. Yael Shaham to serve as director, in order to fill the vacancy created by the death of Mr. Zisapel, for a term of approximately one (1) year, ending on the date of the 2024 AGM.

General

Election of Directors

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. Further, a public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed, unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time required for the performance of his or her duties as a director in the company (a “Director Declaration”). A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

Following the recommendation of such nominee to the Board by the Company’s Nomination Committee, in accordance with the rules of the Nasdaq Global Select Market (the “Nasdaq Rules”), it is proposed that Ms. Shaham be elected to serve as our director. If elected, Ms. Shaham will serve for a term of approximately one (1) year, ending on the date of the 2024 AGM.

The Company has received a Director Declaration from Ms. Shaham. The Company is not aware of any reason why Ms. Shaham, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Shaham.

The Company believes that Ms. Shaham has a vast background in business and management, as well as a wide range of expertise, which will greatly benefit the Board's work and will enable us to drive profitable growth through a strategic plan that is designed to maximize profitability.

Director Independency

Under the Nasdaq Rules, the majority of our directors are required to be independent. The independence criteria under the Nasdaq Rules excludes, among others, any person who is: (i) a current or former (at any time during the past three years) employee of the company or its affiliates; or (ii) an immediate family member of an executive officer (at any time during the past three years) of the company or its affiliates. In addition, under the Companies Law, an “independent director” is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. However, as our shares are listed on the Nasdaq Global Select Market, we may also, in accordance with the Israeli Companies Regulations (Relief for Companies with Shares Registered for Trade in a Stock Exchange Outside of Israel) (the “Foreign Listed Regulations”), classify directors who qualify as independent directors under the relevant non-Israeli rules, as “independent directors” under the Companies Law. Our Board has determined that Ms. Shaham qualifies for service as an “independent director”, as defined by the Nasdaq Rules, and our Audit Committee determined that she therefore also qualifies as an “independent director” under the Companies Law, pursuant to the relief provided in the Foreign Listed Regulations.

The following is a brief biography of Ms. Shaham, based upon information furnished to the Company by her:

Ms. Yael Shaham has more than 25 years of experience in management and strategic leadership roles and a wealth of knowledge from across the technology and business landscape. Yael currently serves as a Board Member at Glassbox (TASE:GLBX), where her responsibilities include the role of Chairwoman of Remuneration and Audit committees, along with membership in the Financial Statements committee, helping to shape the company's governance and overall performance. In addition, Yael serves as a member of the Board of Advisors at Veego, a contextual intelligence provider of an app identification technology, where she is involved in the development of Product Strategy and Go-to-Market initiatives.  As General Manager of the Enterprise & Learning Division at Kaltura (NASDAQ:KLTR), Ms. Shaham led multiple go-to-market teams to increase ARR while playing a key role in successfully guiding the company's IPO process. At Amdocs (NASDAQ:DOX), Ms. Shaham served as the General Manager of the Network Division, IT & Operations Division, and Revenue Management Division. Her strategic vision and expertise contributed to revenue growth, successful M&A integrations, and a quantitative increase in the company's perceived brand value.  Ms. Shaham holds an MA in Organizational Sociology (cum laude) and BA in Computer Science and Sociology (summa cum laude), both from Bar Ilan University.

Cash Compensation for Service as Director

Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he or she is engaged with the Company) must generally be consistent with the Company’s compensation policy, and generally requires the approval of the Company’s Compensation Committee (the “Compensation Committee”), Board and shareholders, in that order. Our Compensation Policy (as detailed in Proposal 3), authorizes each of our non-executive directors to receive cash compensation, which includes annual and participation fees, as well as equity based compensation. Our Compensation Committee and Board of Directors have determined that, subject to the approval by our shareholders of the appointment of Ms. Shaham for service as our director, she shall be entitled to a cash compensation in accordance with the “fixed” amounts set forth in regulations promulgated under the Companies Law concerning the remuneration of external directors (the “Remuneration Regulations”), as supplemented by the Foreign Listed Regulations, based on the classification of the Company according to the amount of its capital. The “fixed” amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts (indexed to Consumer Price Index in accordance with the Remuneration Regulations): NIS 68,505 (approximately $ 18,430 based on the representative NIS/USD exchange rate of NIS 3.717 /$1.00 published by the Bank of Israel on July 25, 2023 (the “Exchange Rate”)) as annual fee, NIS 2,550 (approximately $ 686, based on the Exchange Rate) as participation fee, per meeting, for an in person participation in meetings of the Board and its committees, NIS 1,530 (approximately $ 412, based on the Exchange Rate) as participation fee, per meeting, for participation in meetings of the Board and its committees by electronic means and NIS 1,275 (approximately $ 343, based on the Exchange Rate) for each written resolution.

The above-mentioned cash compensation is in line with the Compensation Policy.

As the above-mentioned amounts are within the range between the fixed and maximum amounts set forth in the Remuneration Regulations, as supplemented by the Foreign Listed Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000.

Insurance, Exemption and Indemnification

In addition, if elected, Ms. Shaham would be covered by any D&O liability insurance in effect as of the date of her election and thereafter purchased by the Company from time to time in accordance with the provision of the Compensation Policy. Also, if elected, she would be granted by the Company an exemption and indemnification letter consistent with that provided to other directors of the Company.

Required Vote

An affirmative vote of the holders of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon, is required for the election of Ms. Shaham to our Board, and for the grant of the equity compensation to her.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Ms. Yael Shaham be, and she hereby is, elected to the Board, for a term of approximately one (1) year ending on the date of the Annual General Meeting of Shareholders that will be held in 2024”.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 2

APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

According to the Companies Law, compensation paid to our directors require, in general, the approval of our Compensation Committee, Board of Directors and shareholders, in that order.

General

In order to attract and retain the best qualified candidates to our Board, and similar to the practice previously set by our shareholders with respect to the remuneration of Board members, our Compensation Committee and Board of Directors have approved, and resolved to recommend to our shareholders to approve, the grant of equity awards to each of Mr. Rosen, Ms. Makov, Mr. Liran, Mr. Hadar, Mr. Palti, Mr. Ripstein, and Ms. Shaham with respect to their remaining one year term of service as directors, as detailed below, in addition to the cash fees set forth under Item 1 above.

•
To Mr. Rosen, Chairman of the Board of Directors, who was elected to serve as our Chairman of the Board on July 24, 2023, following the death of Mr. Zisapel, 43,334 options to purchase 43,334 Ordinary Shares, which shall be granted on the date of the Meeting. The Compensation Committee and Board are of the opinion that it would be appropriate to compensate Mr. Rosen with the grant of an increased number of options in comparison to the number of options granted to the other non-executive members of the Board, taking into account, among others, the considerable amount of time required from him in order to fulfill his Board activities as a Chairman and his contribution to the Company’s success. The value of the equity grant to Mr. Rosen equals, as of July 25, 2023 is approximately $45,573. Such grant of options is in line with the Compensation Policy, according to which, the Chairman of the Board of Directors of the Company is entitled to receive an annual equity-based compensation of up to 3 times the annual equity-based compensation of the other directors (see below).

For the purposes of this Proxy Statement the value of the options is estimated, as of July 25, 2023, and calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to July 25, 2023 (approx. $ 2.103 per share).

In addition, our Compensation Committee and Board determined that due to his duties and responsibilities as the Chairman of the Board of Directors, Mr. Rosen shall be entitled to an amount of NIS 145,770 (approximately $ 39,217 based on the Exchange Rate) as annual fee. His participation fees will not be changed and remain equal to those of the other members of the Board of Directors.

The above-mentioned cash compensation is in line with the Compensation Policy. Further, as the above-mentioned annual fee does not exceed the maximum amounts set forth in the Remuneration Regulations, as supplemented by the Foreign Listed Regulations, it is exempted from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000.

•
To each of Ms. Makov, Mr. Liran, Mr. Hadar, and Mr. Ripstein, non-executive directors of the Company, 16,666 options to purchase 16,666 Ordinary Shares, which shall be granted on the date of the Meeting. The value of the equity grant to each of Ms. Makov, Mr. Liran, Mr. Hadar, and Mr. Ripstein, as of July 25, 2023, is estimated at approximately $17,527. Such grant of options is in line with the Compensation Policy, according to which, each of the Company’s non-executive directors is entitled to receive equal annual equity-based compensation, which value shall not exceed $150,000 (per annum; also taking into account the options granted to each of Mr. Liran, Mr. Hadar, and Mr. Ripstein at the 2021 AGM, and to Ms. Makov at the 2022 AGM) (collectively, the “2023 Equity Grant”).

•
To each of Mr. Palti and Ms. Shaham (subject to her election as director), non-executive directors of the Company, 33,333 options to purchase 33,333 Ordinary Shares, which shall be granted on the date of the Meeting. The value of the equity grant to each of Mr. Palti and Ms. Shaham, as of July 25, 2023, is estimated at approximately $35,055. Such grant of options is in line with the Compensation Policy, according to which, each of the Company’s non-executive directors is entitled to receive equal annual equity-based compensation, which value shall not exceed $150,000 (per annum).

The 2021 AGM Proxy Statement stated that Mr. Palti will not be granted with any equity compensation in connection with his service as director at least until the end of his notice period relating to the cessation of service as the Company’s Chief Executive Officer. As his notice period expired on July 2022, he is now eligible to receive equal equity consideration as all other non-executive directors; therefore, it is proposed that he will be granted with 33,333 options to purchase 33,333 Ordinary Shares, comprised of one-third of the non-executive directors’ equity grant approved in the 2021 AGM (16,667 options to purchase 16,667 Ordinary Shares) which was granted to the non-executive directors on July 12, 2023; the “Remaining 2021 Grant”), and the proposed 2023 Equity Grant.

Subject to her election, Ms. Shaham is also entitled to receive equal equity consideration as all other non-executive directors, which is comprised of the Remaining 2021 Grant, and the 2023 Equity Grant, i.e. 33,333 options to purchase 33,333 Ordinary Shares in the aggregate.

If approved by our shareholders, all options granted herein shall vest on the date of the Meeting. The exercise price for the proposed grants shall be equal to the average closing price of the Company’s Shares on the Nasdaq Global Select Market for the period equal to thirty (30) consecutive trading days immediately preceding the date of this Meeting. In addition, subject to an earlier expiry in accordance with the terms of the Option Plan (as defined below), the options will expire upon the earlier of (i) six (6) years after the date of this Meeting, or (ii) at such time as the closing price of the Company’s ordinary shares on Nasdaq falls below fifty percent (50%) of the exercise price detailed above and remains in such price or in a lower price for a period of at least 90 days (the “Knockout”), in which case the options shall be cancelled automatically.

These grants will be made under the Company’s Amended and Restated Share Option and RSU Plan (the “Option Plan”) and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the “Ordinance”).

The proposed value of the equity awards detailed above were examined and evaluated by our Compensation Committee and Board in accordance with a peer group study; the peer group study is a compensation and benefit survey, which included peer companies selected to provide an appropriate comparative model, based on appropriate similarities taking into account a number of factors, including: market capitalization, type of industry, location of listing of securities, level of revenues, number of employees, geographical considerations and other factors that are considered relevant for comparison. Following due consideration of the type and value of the equity awards, as well as the full compensation packages, granted to directors serving in companies included in the study, our Compensation Committee and Board have determined that the value of the total compensation paid to our directors, including the value of the proposed equity awards, is below the median range of total director compensation provided by our peer companies.

When considering the proposed equity awards, our Compensation Committee and Board analyzed all factors and considerations required under our Compensation Policy and the Companies Law, including, inter alia, the responsibilities and duties of our directors, the estimation of their expected contribution and the importance of our directors to the future growth and success of the Company. Our Compensation Committee and Board of Directors believe that the equity awards detailed above are in the best interests of the Company, as: (i) the Company competes on qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package, which is aligned with the common practice implemented by our peers; (ii) the equity awards detailed above aligns the interests of our directors with those of our shareholders; (iii) the equity awards detailed above will provide, together with the cash compensation and existing equity (as applicable), an adequate recognition for the time, attention and expertise required by our directors; and (iv) the equity awards detailed above have a long term incentive value, while taking into account the interests of the Company’s shareholders and their dilution level. In this respect, our Compensation Committee and Board remain committed to maintaining low levels of dilution, below the 10% threshold recommended by the ISS (Institutional Shareholder Services) in its Israeli Proxy Voting Guidelines, with respect to any proposed, including under this Proxy Statement, and/or outstanding equity-based compensation plans (currently at approximately 9.97%).

Required Vote

An affirmative vote of the holders of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon, is required for the grant of options to each of our non-executive directors, as detailed above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the grant of 43,334 options to purchase 43,334 Ordinary Shares to Mr. Ilan Rosen, Chairman of the Board of Directors, in the amounts and upon terms as described in this Item 2;

FURTHER RESOLVED, to approve the grant of 33,333 options to purchase 33,333 Ordinary Shares options to each of Mr. Palti and Ms. Shaham, the Company’s non-executive directors, in the amounts and upon terms as described in this Item 2; and

FURTHER RESOLVED, to approve the grant of 16,666 options to purchase 16,666 Ordinary Shares options to each of the other Company’s non-executive directors, namely, Ms. Makov, Mr. Liran, Mr. Hadar, and Mr. Ripstein, in the amounts and upon terms as described in this Item 2”.

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

As all members of the Board of Directors have a personal interest in the foregoing proposed resolution, as it relates to them personally, they each refrained from making a recommendation with respect to the applicable resolution relevant to them.

PROPOSAL 3

APPROVAL OF RENEWAL OF THE COMPANY’S EXECUTIVES & DIRECTORS
COMPENSATION POLICY AND AN AMENDMENT THEREOF
Background
On September 12, 2013, our shareholders, following the recommendation of the Compensation Committee and the Board of Directors, approved the adoption of an Executives & Directors Compensation Policy (constituting the Compensation Policy), which provides a framework for terms of office and employment of our Office Holders, including base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance and an undertaking to indemnify or indemnification.
Under the Companies Law, our Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to consider its adequacy, and propose amendments to the extent it finds that the Compensation Policy is inadequate or should otherwise be amended. In addition, the Compensation Policy must be reapproved by the Compensation Committee, Board of Directors and shareholders of the Company at least every three years. Our Compensation Policy was last approved by our shareholders on July 20, 2020 and therefore expired on July 19, 2023 and requires renewal for an additional three-year period.
General
Insurance Framework

In connection with the D&O insurance, historically, the Israeli Securities Authority (“ISA”) determined that the compensation policy of a company must include, among other things, reference to the premium, limits of liability and deductible. However, in mid-2020, the ISA has re-examined its position, considering the unique characteristics of the D&O insurance market and the external changes that have taken place over the recent years in the insurance market. Following such examination, the ISA resolved to waive the demand that the compensation policy would include, when addressing D&O insurance matters, a limitation on the premium paid for such D&O insurance policy, and, if applicable, the deductible amounts under such policy, provided that the same are in line with market conditions at the time the policy is adopted.
Accordingly, we propose to amend Part IV (Indemnification, Insurance and Exemption) of the Compensation Policy, to provide that the annual premiums and deductibles of the Company’s directors and officers insurance policy shall be determined according to the conditions of the insurance market, and provided that such annual premiums and deductibles are not material to the Company, at the time each policy is adopted.
Clawback

On June 9, 2023, the SEC approved the Nasdaq’s newly proposed clawback listing standards pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (the “Clawback Listing Rules”). We propose to amend Part II (Executive Compensation, Section 9 (Clawback Policy)) of the Compensation Policy, to provide that the Company intends to adopt and comply with a “clawback policy” (the “Clawback Policy”), as contemplated pursuant to the Clawback Listing Rules.  To the extent there will be any inconsistencies between the Compensation Policy and the Clawback Policy to be adopted by the Company, the latter shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, the Compensation Policy, will be required in connection with the adoption of the Clawback Policy.

Our Compensation Committee and Board believe that these amendments are in the Company's best interests and are appropriate and suitable. Our Compensation Committee and Board of Directors have approved the amendment to Part IV (Indemnification, Insurance and Exemption) of the Compensation Policy and deem it required in order to allow the Company more flexibility in providing its Office Holders, to the extent permitted by applicable law, with adequate coverage under D&O insurance policies, which include premiums that are in line with current market practice for comparable companies. Our Compensation Committee and Board of Directors have approved the amendment to Part II (Executive Compensation, Section 9 (Clawback Policy)) of the Compensation Policy in order to address Nasdaq’s Clawback Listing Rules.
Further, our Compensation Committee and Board believe that the proposed amendments are customary compensation mechanisms, are appropriate and in-line with prevailing market practice. They also align Executives’ long-term interests with those of the Company and its shareholders and provide the Company with the ability to competitively attract and retain highly qualified Executives, who are essential to the Company’s ongoing growth and success, while maintaining adequate balance with other interests of the Company and its shareholders. In their review and approval of the proposed amendments to the Compensation Policy, our Compensation Committee and Board of Directors also took into account, among others, the considerations, principles and provisions set forth in the Companies Law. When considering the proposed amendments, our Compensation Committee and Board considered additional factors, such as the advancement of the Company’s objectives, the Company’s business plan and long-term strategy and creation of appropriate incentives for executive officers and directors, the Company’s risk management, size and the nature of its operations, and reviewed other empirical data and information they deemed relevant.
The proposed amendments to the Compensation Policy, for which we now seek shareholder approval, are marked in the revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the “Amended Policy”). Other than the foregoing changes in the insurance framework and in the clawback provision, all other terms of the Compensation Policy remain unchanged.
Required Vote
The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy and voting on the matter, is required for the approval of the Amended Policy; provided that a Disinterested Majority of the shares voted in favor of this proposal.
The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if that person has the power to direct the activities of the company, other than by reason of serving as a director or other office holder of the company, and a person is deemed to have a “personal interest” if he/she or any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a “personal interest” if a company, other than Ceragon, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

The term “immediate family” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest”.
Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the Disinterested Majority vote required for the approval of this proposal.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Policy, in the form attached as Exhibit A to this Proxy Statement for the 2023 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three (3) years as of the date of this Meeting.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.
As all Board members have personal interest in the proposed resolution, they were all entitled to participate and vote on said resolution at the Board meeting.

PROPOSAL 4

APPROVAL OF CERTAIN COMPENSATION TERMS FOR THE COMPANY’S CHIEF
EXECUTIVE OFFICER: AN ANNUAL CASH BONUS PLAN AND EQUITY GRANT FOR 2023

Background

Under the Companies Law, arrangements regarding the compensation of a chief executive officer (“CEO”) of a publicly traded company should generally be consistent with such Company’s compensation policy and require the prior approval of the company’s compensation committee, board of directors and shareholders (provided that, the majority of the shares voted in favor of this proposal are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of such proposal, as detailed in Proposal 3 above), in that order.

Under his existing employment agreement, our CEO, Mr. Doron Arazi, is entitled to a gross annual base salary of NIS 1,080,000 (approximately $290,557, based on the Exchange Rate), plus customary fringe benefits which include, among others, managers’ insurance, education fund, car expenses, long-term disability and life insurance (collectively, “Base Salary”). In addition, Mr. Arazi is entitled to a performance-based annual cash bonus and to an annual equity grant.

The Base Salary of Mr. Arazi was last approved by our shareholders at the 2021 AGM. Other compensation terms of Mr. Arazi were last approved by our shareholders at the 2022 AGM.

Following the approval of our Compensation Committee and Board of Directors, we now seek our shareholders’ approval for Mr. Arazi’s compensation terms (except for the Base Salary), for his services as our CEO, all as detailed below.

Proposed Compensation Terms

2023 Cash Bonus Plan

Consistent with the Compensation Policy, and subject to the limitations set forth therein, the Company may determine, with respect to each year, the target and maximum annual cash bonuses, as well as related objectives and related weights, applicable thresholds and the formula for calculating the annual cash bonus payment to be granted to our CEO.

Taking into account numerous factors, including the provisions of the Compensation Policy and other relevant information and materials presented to them, our Compensation Committee and Board of Directors have resolved, and are recommending that the shareholders approve, the following annual bonus plan for calendar year 2023 for our CEO, including the following related objectives, parameters, weights and terms, calculated in accordance with the following principles (altogether, the “CEO Cash Bonus Plan”):
•	According to the CEO Cash Bonus Plan the “On-Target” bonus amount for the year 2023 it will be equal to eight (8) months’ base salary (the “On-Target Bonus”).

•
Financial Measurable Targets: Eighty percent (80%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets and will include financial measurable targets (the “Financial Measurable Targets”). The proposed Financial Measurable Targets shall be as follows: seventy percent (70%) of the 2023 On Target Bonus shall be based on the Company’s non-GAAP operating profit targets, and ten percent (10%) of the 2023 On Target Bonus shall be based on the Company’s cash flow targets, both to be determined based on the Company’s financial results for the year 2023. These two targets were determined based on the Company’s 2023 annual business targets at the beginning of 2023, together with the targets determined for the annual bonus plans of the entire Company’s management.

•
Non-Measurable Criteria: twenty percent (20%) of the targets forming part of the CEO Cash Bonus Plan will be non-measurable criteria, which shall be concluded by assessing the CEO performance during the year, his contribution to the achievement of the Company's goals, and his evaluation by the Board of Directors.

General Terms

Our Compensation Committee and Board of Directors have set a minimum threshold score with respect to each of the Financial Measurable Targets, so that below a certain level of achievement, payment will not be made with respect to such Measurable Target, as well as a general plan threshold which is based on the achievement of a pre-determined measurable financial criteria, under which no annual cash bonus shall be paid to our CEO.

Further, our Compensation Committee and Board of Directors have resolved that the maximum annual bonus payment to our CEO will be capped at 200% of his On Target Bonus (the “Maximum Payment Cap”), which cap is in compliance with the Compensation Policy. Reaching the Maximum Payment Cap, in the opinion of the Compensation Committee and Board of Directors, is an extremely challenging task.

Subject to receipt of shareholders’ approval of the above annual cash bonus for 2023 for Mr. Arazi (including the related objectives, weights and terms thereof), the Compensation Committee and the Board of Directors will determine, following their approval of the 2023 Company’s audited financial statements, and without the need for further shareholder approval, the actual bonus to be paid with respect to 2023 to Mr. Arazi, if any.

2023 Equity Grant

The 2023 annual CEO equity grant is comprised of (a) 125,000 options with a fair market value exercise price to purchase 131,458 Ordinary Shares (the “Options”), the value of which is estimated, as of July 25, 2023, and calculated based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to July 25, 2023, at approximately $2.103; and (b) 87,500  restricted share units (the “RSUs” and together with the Options the “Annual CEO Equity Grant”), the value of which is estimated, as of July 25, 2023, at approximately $ 184,042. The values may vary from the actual values of the proposed equity grant, which is calculated, among other things, based on the average closing price of the Company’s Ordinary Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days prior to the date of this Proxy Statement and with respect to the RSUs, based on the last closing price of the Company’s Ordinary Shares on the Nasdaq prior to the date of this notice. Taking into consideration the Annual CEO Equity Grant, the Company maintains a dilution level which is below the 10% dilution threshold.

The total value of the Annual CEO Equity Grant is estimated as $315,500, constituting approximately 108.58% of our CEO’s annual base salary; such value is in line with the provisions of our Compensation Policy and is within the median range of the benchmark reviewed by the Board of Directors, which consists of comparable companies. The additional terms under which the Annual CEO Equity Grant shall be provided are as follows:

•	The Annual CEO Equity Grant shall be granted on the date of this Meeting (the “Grant Date”);

•
The exercise price of any Options under the Annual CEO Equity Grant shall be equal to the average closing price of the Company’s Shares on the Nasdaq for the period equal to thirty (30) consecutive trading days immediately preceding the Grant Date;

•
The Annual CEO Equity Grant shall vest over a period of four (4) years, in four (4) equal tranches following the Grant Date, with a one-year cliff, so that on each anniversary of the Grant Date, 25% of the total grant shall vest (subject to acceleration of vesting in the circumstances detailed below); and

•	The Annual CEO Equity Grant shall be granted pursuant to the Option Plan, and the grant shall be made through a trustee under the “Capital Gains Route” of Section 102(b)(2) of the Ordinance.

Acceleration

The vesting of the Annual CEO Equity Grant will be subject to acceleration according to the following double trigger mechanism: in the event that by the date of the consummation of a Corporate Transaction (as defined in the Option Plan): (i) Mr. Arazi’s employment with the Company (or the surviving entity following a merger) is terminated not for (i) Cause; or (ii) Serious Cause (as such terms are defined in the Option Plan), or (ii) there is a change in Mr. Arazi’s position in the Company (or the surviving entity following merger) and Mr. Arazi is not offered to continue to be employed by the surviving entity in a senior position, equivalent to the position of the Company’s CEO prior to the Corporate Transaction, the vesting of all of the unvested equity awards included in the Annual CEO Equity Grant, as of such date, shall accelerate upon the consummation of the Corporate Transaction. Mr. Arazi shall undertake that in the event that he will sell any of the Annual CEO Equity Grant, the vesting of which accelerated as a result of this double trigger mechanism, he will remain employed by the Company (or the surviving entity following merger) for a six-month period following the consummation of the Corporate Transaction (subject to the Company’s or the surviving entity’s request) and the consideration received for such sale shall be held in escrow until the earlier of (i) the termination of Mr. Arazi’s employment, or (ii) the lapse of a six-month period following the consummation of the Corporate Transaction.

Additional Considerations Taken by the Compensation Committee and the Board of Directors when approving the abovementioned compensation terms proposed to be paid and/or granted to our CEO, Mr. Arazi

When considering the compensation terms detailed above proposed to be paid and/or granted to Mr. Arazi, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the Compensation Policy and the Companies Law, including, inter alia: (i) the responsibilities and duties of our Chief Executive Officer, considering the size of the Company and the scope, complexity and nature of its operations; (ii) Mr. Arazi’s education, qualifications, expertise and extensive experience in the telecommunications industry in general, and his performance in his various roles in the past; (iii) the information included in benchmark information and study presented to the Board of Directors, according to which the terms of office and employment proposed for Mr. Arazi are below the average terms of office and employment paid by the Company’s peers to their Chief Executive Officers; (iv) market compensation trends; (v) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Chief Executive Officer and the Company’s performance and increase of its profits, while protecting the interests of the Company and its shareholders; and (vi) examination of data regarding the ratio between the proposed compensation and the wages of the rest of the Company’s employees and, particularly, the ratio to the average wage and the median wage of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company.

Considering the set of parameters and considerations, as well as the arguments specified above, our Compensation Committee and Board of Directors determined that the proposed compensation terms for our Chief Executive Officer, Mr. Doron Arazi, are fair, reasonable and customary.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy and voting on the matter, is required for the approval of the above compensation terms for Mr. Doron Arazi, the Company’s CEO; provided that a Disinterested Majority of the shares voted in favor of this proposal.

The Companies Law requires that each shareholder voting on a proposed resolution requiring a Disinterested Majority indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolutions. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposals. In addition, you are deemed to have a personal interest if a company, other than Ceragon, which is affiliated with you, has a personal interest in the adoption of the proposals. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposals if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder or has a personal interest in this proposal.  However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to the Disinterested Majority vote required for the approval of this proposal.

As set forth in the Companies Law, if our shareholders oppose the approval of the compensation package for Mr. Arazi, the Compensation Committee and Board of Directors may nevertheless approve such terms, in “special cases”, after having held another discussion regarding such terms, on the basis of detailed reasoning that considered the rationale behind the shareholders’ opposition and after determining that such approval is in the best interests of the Company.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, to approve the CEO Cash Bonus Plan upon the terms described in this Proposal 4 of the Proxy Statement; and

FURTHER RESOLVED, to approve the Annual CEO Equity Grant upon the terms described in this Proposal 4 of the Proxy Statement.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolutions.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

At the Meeting, the shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditor for the fiscal year ending December 31, 2023 and for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors, (with power of delegation to its Financial Audit Committee, to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.

Kost Forer has served as the Company’s independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other services that relate to transactional activities. Our Financial Audit Committee and the Board of Directors believe that such limited non-audit functions do not affect the independence of Kost Forer.

For information on the fees paid by the Company and its subsidiaries to the Kost Forer in each of the previous two fiscal years, please see “Item 16C. Principal Accountant Fees and Services” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 1, 2023.

As a result of the combined provisions of the Israeli law, our Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent auditor requires the approval of the shareholders of the Company, and its compensation requires the approval of our Financial Audit Committee. The Company’s Financial Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Kost Forer, and have recommended their re-appointment as the Company’s independent auditor for the fiscal year ending December 31, 2023 and for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders. Approval of that appointment is now being sought from the Company’s shareholders.

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person or by proxy and voting on the matter, is required for the re-appointment of Kost Forer as the Company's independent auditor.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditor of the Company for the fiscal year ending December 31, 2023, and for the year commencing January 1, 2024 and until immediately following the next annual general meeting of shareholders and to authorize the Board of Directors (with power of delegation to the members of the Financial Audit Committee), to set the annual compensation of the independent auditor in accordance with the volume and nature of its services.”

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

ITEM 6

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditor’s report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F for the year ended December 31, 2022 (filed with the SEC on May 1, 2023), may be viewed on our website – www.ceragon.com/investors/financial-information or through the EDGAR website of the SEC at www.sec.gov. Except as noted above under “Beneficial Ownership of Securities by Principal Shareholders and Management” and under Proposal 5 “Re-Appointment of Independent Auditor”, none of the auditor’s report, audited consolidated financial statements, Annual Report on Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Ilan Rosen

Ilan Rosen, Chairman of the Board of Directors

July 27, 2023

Exhibit A

Amended and Restated Executives & Directors Compensation Policy

Executives & Directors Compensation Policy

Approved at AGM on ~~July~~ Septmebr ~~20~~  , ~~2020~~2023

I.	Overview

1.	Definitions

Company	-	CERGAON NETWORKS LTD.

Law	-	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.

Compensation Committee	-	A committee satisfying the requirements of applicable law.

Office Holder	-
Director, CEO, Executive-Vice-President, any person filling any of these positions in a company even if he holds a different title, and any other executive directly subordinate to the CEO, all as defined in section 1 of the Law.

Executive	-	Office Holder, excluding a director.

Terms of Office and Employment	-
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, separation package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation	-	The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and (ii) the On Target Cash Plan.

Equity Value	-	The value of the total annual Equity Based Components, valued using the same methodology utilized in each annual financial statement of the Company.

Total Compensation	-	The Total Cash Compensation and Equity Value.

2.	Global Strategy Guidelines

2.1.
Our Company is a global backhaul wireless company operating in a competitive global market. Our solutions are deployed by more than 460 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, success in future goals, all with a long term perspective.

2.3.
The Company’s success in fulfilling its long term vision and strategy is much reliant on the excellence of its people through all levels. Thus, we believe that the Company’s ability to achieve its goals requires us to recruit, motivate and retain a leadership team comprised of high quality and experienced Executives and directors.

2.4.
Therefore, we believe in creating a comprehensive compensation policy for our Office Holders (the "Policy") which shall enable us to attract and retain highly qualified Executives. Moreover, the Policy shall motivate our Executives to achieve ongoing targeted results aligned with our business strategy, in addition to a high level of business performance in the long term, all, without encouraging excessive risk taking.

2.5.
The Policy is designed to offer our Executives a compensation package that is competitive with other peer group companies. Moreover, the Policy is intended to align between the importance of incentivizing Executives to reach personal targets and the need to assure that the overall compensation meets our Company's long term strategic performance and financial objectives. The Policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package based, among others, on geography, tasks, role, seniority, and capability.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.	The Policy shall provide the Board of Directors with guidelines for exercising discretion under the Company’s equity plans.

2.8.	The Policy is guided by the applicable principles set forth in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed from time to time by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least once every three years, or as otherwise required by Law.

3.4.
The approval procedures of Terms of Office and Employment as well as back-up data upon which the approvals are based shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.5.	The compensation of each Office Holder shall be subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

II.	Executive Compensation

1.
When examining and approving Executives’ Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role and scope of responsibilities in accordance with the location in which such Executive is placed.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executives' compensation, including all components of the Executives' Terms of Office and Employment, and the cost of salary of the Company’s employees, in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company, as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 worldwide and local companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits.

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, sign-on bonus relocation expenses, leave of absence, special bonus, etc.

3.
Our philosophy is that our Executives’ compensation mix shall be comprised of, some or all, of the following components: annual base salary, performance-based cash incentives and long-term equity based compensation, all in accordance with the position and responsibilities of each Executive, and taking into account the purposes of each component, as presented in the following table:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, past experience inside and outside the Company and comparative information.	• Individual role, scope and capability based compensation • Market competitiveness in attracting Executives.
Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, department and individual's periodical and long- term goals and targets.	• Reward periodical accomplishments • Align Executive’ objectives with Company, department and individual's objectives • Market competitiveness in attracting Executives
Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings	• Company performance-based compensation • Reward long-term objectives • Align individual's objectives with shareholders’ objectives

4.	The compensation package shall be reviewed with each Executive at least once a year, or as may be required from time to time.

5.	Fixed compensation Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of precentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

5.3.	The value of the annual base salary in the compensation of each of our Executives shall be designed, not to be more than 66 % of such Executive's Total Compensation.

Benefits

5.4.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

5.4.1.	Pension plan/ Executive insurance as customary in each territory.

5.4.2.
Benefits which may be offered as part of the general employee benefits package, such as in Israel: Private medical insurance, disability and life insurance, transportation (including Company car, a Company's leased car or transportation allowance), communication & media, Israeli education fund, etc. in accordance with the local practice of the Company.

5.4.3.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), in accordance with local standards and practices.

5.4.4.
An Executive may be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 28 days annualy), subject to the minimum vacation days requirements per country of employment as well as the local national holidays.

5.4.5.	Additional benefits, which their aggregate value for each of our Executives shall not exceed 15% of such Executive's annual base salary (excluding with respect to relocation).

6.	Variable Components

6.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company’s goals, revenues, profitability and other key performance indicators ("KPIs") shall be considered, taking into account Company and department’s long term perspective and the Executive’s position.

6.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration periodical and a long term perspective.

6.3.	The Board of Directors shall have the absolute discretion to reduce or cancel any cash incentive.

Cash Incentives

6.4.	Variable Cash Incentive Plan

6.4.1.
The cash incentive compensation are cash payments to the Executives that vary based on the Company and department’s performance and on the Executives individual performance and contribution to the Company.

6.4.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt a Cash Incentive Plan which will set forth for each Executive targets which form such Executive's on target Cash payment (which shall be referred to as the “On Target Cash Plan”) and the rules or formula for calculation of the On Target Cash Plan payment once actual achievements are known.

6.4.3.
The Compensation committee and Board of Directors may include in the On Target Cash Plan predetermined thresholds, caps, multipliers, accelerators and deccelerators to corelate an Executive’s On Target Cash Plan payments with actual achievements.

6.4.4.	The annual On Target Cash Plan of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 100% for each Executive.

6.4.5.
The annual Cash Plan actual payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 250% of such Executive's On Target Cash Plan.

6.4.6.	At least 80% of the targets shall be measurable. Such targets may include, among others, one or more of the following as may be relevant, with respect to the Executive:

•	Company/ Region Net Profit

•	Company/ Region Net Income

•	Company/ Region Revenues

•	Company/ Region Operating Income

•	Pre-tax profits above previous fiscal year

•	Company/ Region Bookings

•	Collection

•	Customer satisfaction ("CSAT")

•	Cash flow

•	KPIs

•	EPS

All financial targets mentioned above may use either GAAP or NON-GAAP measurements.

6.4.6.1.
The targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual role, and the Company’s and department’s long term and short term targets. The measurable targets shall include one or more financial targets on a Company and/or region level weighing together, at least 50% of the On Target Cash Plan. (The Compensation committee and Board of Directors may, under special circumstances, determine that the financial targets with respect to a certain executive shall be derived, to the extent it is financially measurable, from a specific material transaction or activity.)

6.4.6.2.	With respect to an Executive managing a department / region - at least 20% of the On Target Cash Plan shall be measurable target based on a department / region level.

6.4.7.
Up to 20% of the targets shall be based on non-measurable criteria; provided that with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non- measurable criteria will be concluded, among others, by assessing the Executive's performance during the year, the contribution of the Executive to the achievement of the Company's goals, and the evaluation of the Executive by the CEO/Board of Directors, as relevant.

6.4.8.
The Board of Directors shall be authorized, under circumstances it deems exceptional, when the Company's targets are amended during a particular year, to determine whether, and in which manner, such amendment shall apply to the On Target Cash Plan.

6.4.9.	The Board of Directors shall annually determine a threshold(s) with respect to the Company’s targets under which no On Target Cash Plan payments shall be distributed.

6.4.10.	Adjustment to the Company and/or department targets may be made, when applicable, following major acquisitions, divestures, organizational changes or material changes in the business environment.

6.5.	Change In Control Cash Payment

Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a " Corporate Transaction" of our Company (as defined in the Company's most recent equity plan, currently the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan), with a cash payment of up to 200% of such Executive's annual base salary.

Equity Based Compensation

6.6.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including, without limitation, any type of shares, options, restricted share units (RSUs), share appreciation rights, restricted shares or other shares based awards (“Equity Based Components”), under the Ceragon Networks Ltd. Amended and Restated Share Option and RSU Plan or future equity plan (as may be adopted by the Company), and subject to any applicable law. The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

6.7.
Equity Based Components for Executives shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest in installments throughout a period which shall not be shorter than 3 years with at least a 1 year cliff, taking into account adequate incentives in a long term perspective.

6.8.
The Company shall balance the mixture of Equity Based Components taking into account the importance of motivating its Executives as well as its shareholders’ interest in limiting dilution from equity awards.

6.9.
When determining grants of Equity Based Components to Executives, the Compensation Committee and the Board of Directors shall take into account the interests of the Company’s investors and the effect of such grants on the dilution of its shareholders.

6.10.	The total yearly Equity Value granted shall not exceed with respect to the CEO - 550% of his annual base salary and with respect to all other Executives 350% of such Executive's annual base salary.

6.11.
In an event of "Corporate Transaction", unvested Equity Based Components may, at the discretion of the Compensation Committee and the Board of directors, be accelerated, under a double trigger mechanism, as provided in the Company's equity plan. Company's policy is not to re-price the exercise price of any outstanding security granted to its Executives without prior approval of its shareholders.

7.	Separation Package

7.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

7.2.
As a guideline, the notice period for the termination of an Executive shall not exceed 6 months or payment in lieu of such notice. In special circumstances, our Compensation Committee and Board of Directors shall be authorized to increase the notice period or the payment in lieu such notice by up to additional 12 months, provided, however, that the maximum Separation Package of each Executive shall not exceed 18 monthly salaries of such Executive (excluding vesting of unvested equity pursuant to a double trigger acceleration mechanism, if applicable).

8.	Others

8.1.
Non-Material Changes - the Company's CEO shall be entitled to determine that non- material changes (i.e. changes not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all Executives reporting, directly, or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

8.2.
Relocation– additional compensation pursuant to local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance, schooling allowance, car or transportation allowance, home leave visit, health insurance for executive and family, etc, all as reasonable and customary for the relocated country and in accordance with the Company's relocation practices, as shall be approved by the Compensation Committee and Board of Directors.

8.3.
Special Bonus - Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of a new Executive ("Sign On"), the grant of a onetime cash incentive, of up to 100% the Executive's annual base salary.

9.	Clawback Policy

9.1.
In the event of a restatement of the Company’s financial results, we shall seek reimbursement from our Office Holders of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-years period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes.

9.2.
Our Compensation Committee and Board of Directors shall be authorized not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or (ii) there is low likelihood of success under governing law versus the cost and effort involved.

9.3.
The Company intends to adopt and comply with a “clawback policy” (the “Clawback Policy”), as contemplated pursuant to Rule 10D-1 under the Securities and Exchange Act of 1934, as amended, which directs national securities exchanges, including The Nasdaq Stock Market LLC, to establish listing standards for purposes of complying with Rule 10D-1; To the extent there will be any inconsistencies between this Policy and the Clawback Policy to be adopted by the Company, the latter shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Policy will be required in connection with the adoption of the Clawback Policy. The provisions of this Section 9 - “Clawback Policy” shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that the Company becomes subject to after the date this Policy is adopted.

III.	Director Remuneration:

Our non-executive  directors  may  be  entitled  to  remuneration  composed  of  cash compensation which includes annual fee and meeting participartion fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.
The Company’s non-executive directors may be entitled to receive an annual cash fee and a participation fee for each meeting in accordance with the amounts set forth in the Law regarding compensation and expense reimbursement of external directors.

1.2.
The Company’s non-executive directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors, all in accordance with the Law.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal annual equity based compensation, which value shall not exceed USD 150,000.

2.2.	The Chairman of any Committee of the Board of Directors may be entitled to receive annual equity based compensation of up to 1.5 times the annual equity based compensation of the other directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive an annual equity based compensation of to up to 3 the annual equity based compensation of the other directors.

3.	External Directors' Compensation:

3.1.
The compensation of our external directors shall be determined and capped in accordance with the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors) -2000.

IV.	Indemnification, Insurance and Exemption

1.
The Office Holders shall be entitled to the same directors and officer’s indemnification and exemption of up to the maximum amount permitted by law, directors and officers liability insurance policy, which may include a "Run Off" and a "Claims Made" coverage (“Insurance Policy”), as shall be approved by the ~~Compensetion~~ Compensation Committee, the Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

2.
We shall be authorize to provide our directors and officers with a liability insurance policy (including but not limited to claims associated with M&A transaction) which aggregate ~~aggregare~~ coverage shall be up to US$45 million~~, and the annual premium shall be up to US$ 2,000,000, plus additional annual premium of up to US$ 300,000 for claims associated with M&A transactions~~.

3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Ceragon’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

4.
The Compensation Committee may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities provided that the Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board), which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

~~2.~~5.~~Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premiums paid for such policies, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law.~~

V.	General

1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not confer upon any of the Office Holders, any rights with respect to the Company.